April 23, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:          PetroLogistics LP
Amendment No. 6 to Registration Statement on

Form S-1 Filed April 23, 2012
File No.: 333-175035

Ladies and Gentlemen:

This letter sets forth the response of PetroLogistics LP (the “Registrant”) to the comment letter (the “Comment Letter”) dated April 16, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 filed on April 3, 2012 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement.  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier two courtesy copies of the Amended Registration Statement marked to show changes from Amendment No. 5 to the Registration Statement.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Assumptions and Considerations, page 56

1.                        Please clarify whether the per unit distribution amount that you expect to pay in your fiscal year ended June 30, 2013 is a quarterly or an annual amount. In this regard, we note disclosure on page 51 under “Our Cash Distribution Policy” stating that you intend to make distributions on a quarterly basis.

Response:  The Registrant has revised the Registration Statement as requested. Please see page 56.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Liquidity and Capital Resources, page 73

New Credit Facilities, page 74

2.                        Please disclose whether during the term of the loan you are required to comply with any financial ratios, and to the extent applicable, provide qualitative and quantitative disclosure about these ratios. In this regard, we note that the new credit agreement (Exhibit 10.11) contemplates a number of financial ratios, including but not limited to, the Fixed Charge Coverage Ratio or the Total Secured Leverage Ratio. In addition, please ensure to file a complete copy of your new credit agreement, including all of the schedules and exhibits which are currently missing from Exhibit 10.11, with your next pre-effective amendment.

Response:  The Registrant has revised the Registration Statement accordingly to include the requested disclosure and has filed a complete copy of its new credit agreement, including all of the schedules and exhibits that were a part of the executed credit agreement but were previously missing from Exhibit 10.11.  Please see pages 75 and 76 of the Registration Statement and Exhibit 10.11.

Exhibit 5.1 — Opinion of Vinson & Elkins L.L.P., as to the legality of the securities being registered

3.                        Please have counsel revise its opinion to opine that the Common Units being offered by the Selling Unitholder are duly authorized, validly issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:  We have revised out opinion to clarify that the Common Units being offered by the Selling Unitholder are duly authorized, validly issued, fully paid and non-assessable. Please see revised Exhibit 5.1.

Please contact Mike Rosenwasser (212.237.0019), James J. Fox (212.237.0131) or John P. Johnston (212.237.0039) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins LLP

cc:	Kevin Sterzel (Securities and Exchange Commission)
John Cash (Securities and Exchange Commission)
Era Anagnosti (Securities and Exchange Commission)
Nathan Ticatch (PetroLogistics LP)
G. Michael O’Leary (Underwriter’s counsel)
Mike Rosenwasser (Registrant’s counsel)